ATCO
GROUP

Corporate Office

04012509

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

January 22, 2004

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 30 2004
WASH. D.C. 158

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 9, 2004 for symbol ACO.X
- Corporation's Form 1, filed January 9, 2004 for symbol ACO.Y
- Corporation's Form 1, filed January 9, 2004 for symbol ACO.PR.A
- Insider Report, filed January 5, 2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

Encl.

dlw 2/3

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	26,266,781	As at :	12/01/2003

	Effect on Issued & Outstanding Securities
Employee Stock Option Plan	26,200
Other Issuances and Cancellations	-5,700
Issued & Outstanding Closing Balance :	26,287,281

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,228,400**	As at :	12/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2003	N		26,200		
Totals		0	26,200	0	0

Stock Options Outstanding Closing Balance:	**1,202,200**	As at :	12/31/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2003	Conversion (General)	1,300
12/31/2003	Issuer Bid	-7,000
Totals		-5,700

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:36:41
Last Updated:	01/09/2004 14:31:52

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	3,510,101	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,300		
Issued & Outstanding Closing Balance :	3,508,801		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2003	Conversion (General)	-1,300
Totals		-1,300

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:38:57
Last Updated:	01/09/2004 14:38:09

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	12/01/2003 - 12/31/2003

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2003
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/09/2004 14:39:43
Last Updated:	01/09/2004 14:39:36

FILE NO. 82-34745

Insider transaction detail - View details for insider

2004-01-05 19:39 ET

Transactions sorted by : **Insider**
Insider company name : **ATCO Ltd. (Starts with)**
Filing date range : **January 5, 2004 - January 5, 2004**

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
156173	2003-12-05	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	47.5700	2,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
156176	2003-12-05	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
156177	2003-12-12	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	47.1000	2,000						
156180	2003-12-12	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						
156184	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,000	47.8000	1,000						
156185	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,000		0						
156187	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,000	48.0000	2,000						
156189	2003-12-19	2004-01-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,000		0						